SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

US UNWIRED INC.

(Name of Subject Company)

UK ACQUISITION CORP.

a wholly owned subsidiary of

SPRINT CORPORATION

(Name of Filing Persons)

(Offerors)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90338R104

(Cusip Number of Class of Securities)

Sprint Corporation

P.O. Box 7997

Shawnee Mission, Kansas 66207-0997

Attention: Claudia S. Toussaint, Esq.

Vice President, Corporate Governance and Ethics,

and Corporate Secretary

Telephone: (913) 794-1513

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

C. William Baxley

Michael Egan

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 1,120,380,438.00	$131,869.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 179,260,870 shares of common stock, $0.01 par value per share (“Shares”), at a price of $ 6.25 per Share and such number includes 13,162,499 Shares of common stock subject to vested options and warrants outstanding as of June 30, 2005 and 1,355,000 restricted Shares.
(2)	Calculated as 0.0117700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131,869.00	Filing Party: UK Acquisition Corp. and Sprint Corporation
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 15, 2005, and amended on August 1, 2005, by UK Acquisition Corp., a Louisiana corporation (the “Offeror”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”). The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of US Unwired Inc., a Louisiana corporation (the “Company”), for $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”).

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1.	The subsection of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company — Certain Litigation” on page 19 is hereby amended by adding the following immediately after the sixth sentence thereof:

“In its post-trial filings with the Court, the Company requested single damages (before trebling as required by law) of approximately $294 million for RICO violations or, in the alternative, contract damages of approximately $180.3 million, as well as $14.3 million for other amounts owed by Sprint. Sprint denied that it owed any monies to the Company and sought $34 million in contract damages on its counterclaim against the Company. Given the stay of the litigation described below, the Court has not awarded any monies to the Company or Sprint.”

2.	The subsection of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals — Louisiana Public Service Commission Approval” on page 38 is hereby amended by adding the following at the end thereof:

“This 15-day period has elapsed without any intervention. The Company and Sprint await the receipt of a letter of non-opposition from the Louisiana Commission.”

3.	The subsection of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals — Certain Litigation” on page 38 is hereby amended by deleting the last two sentences thereof and replacing them in their entirety with the following:

“On August 3, 2005, the motion for leave to amend to assert the putative class claims described above was granted. The day before, Plaintiff filed a motion for a temporary restraining order relating to these additional claims. No date has yet been set for the court to hear the motion for a temporary restraining order.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT CORPORATION

By	/S/ CHARLES R. WUNSCH
Charles R. Wunsch Vice President

UK ACQUISITION CORP.

By	/S/ CHARLES R. WUNSCH
Charles R. Wunsch Authorized Signatory

Date: August 4, 2005

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated July 15, 2005.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Notice of Guaranteed Delivery.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(a)(1)(G)*	Summary Advertisement as published on July 15, 2005 in The Wall Street Journal.

(a)(1)(H)*	Press Release jointly issued by Sprint Corporation and US Unwired Inc. on July 11, 2005 (filed as Exhibit 99.3 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of July 10, 2005, by and among Sprint Corporation, UK Acquisition Corp. and US Unwired Inc. (filed as Exhibit 99.1 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(2)*	Shareholders Agreement, dated as of July 10, 2005, by and among Sprint Corporation and William M. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (filed as Exhibit 99.2 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

(d)(3)*	Settlement Agreement and Mutual Release, dated as of July 10, 2005, by and among Sprint Corporation, Sprint Spectrum L.P., WirelessCo, L.P., SprintCom, Inc., Nextel Communications, Inc., US Unwired Inc., Louisiana Unwired LLC, Texas Unwired and Georgia PCS Management, L.L.C.

(d)(4)*	Agreement for Purchase and Sale of FCC Licenses, dated as of July 10, 2005, among Louisiana Unwired LLC and Cameron Communications L.L.C.

(d)(5)*	Short-Term De-Facto Transfer Spectrum Lease Agreement, dated as of July 10, 2005, between Cameron Communications L.L.C. and Louisiana Unwired LLC.

(d)(6)*	Mutual Confidentiality Agreement, dated as of July 5, 2005, between Sprint Corporation and US Unwired Inc.

(d)(7)*	Letter Agreement regarding Shareholders Agreement, dated August 1, 2005, among Sprint Corporation, William L. Henning, Jr. and Thomas G. Henning.

(g)	None.

(h)	None.

99*	Unanimous Written Consent of the Board of Directors of UK Acquisition Corp. dated July 28, 2005.

*	Previously filed.

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